November 8, 2007

Mr. Paul Cline, Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flagstar Bancorp, Inc. File No. 001-16577 Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed May 8, 2007

Dear Mr. Cline:

We are writing to confirm our November 8, 2007 telephone conversation with Mr. Michael Volley of the Staff of the Securities and Exchange Commission approving our request for an extension of time for Flagstar Bancorp, Inc. to respond to the comments listed in the Staff’s letter to us dated October 29, 2007. We understand that Mr. Volley’s approval is conditioned upon our filing of this letter formally requesting approval of such extension.

The following summarizes the reasons for our request for this additional extension:

Our receipt of the Staff’s letter on October 29, 2007 occurred the day prior to our earnings release and towards the conclusion of our Form 10-Q preparation and review process. Given our limited resources, we focused our efforts on completing these two disclosure items to ensure timely release of material information to the public. This was especially important given the continuing volatility of credit markets and the pressing need by investors for timely information from financial institutions such as Flagstar that are affected by the housing market. We are now able to shift these resources to further review the Staff’s comments and provide comprehensive responses as expeditiously as possible.

Based on the above, we would appreciate it if you could grant us an extension to November 30, 2007. We would also greatly appreciate it if you could notify us shortly after receiving this letter so we can plan our response actions accordingly. If you would like to discuss this matter with me directly, please do not hesitate to contact me at 248-312-5580. Thank you.

Very truly yours,
s/	Paul D. Borja
Paul D. Borja
Executive Vice President Chief Financial Officer